Exhibit 99.1

DarkIris Inc. Issues 2026 Chairman’s Letter to Shareholders

HONG KONG, February 17, 2026 (GLOBE NEWSWIRE) -- DarkIris Inc. (Nasdaq: DKI) (the “Company” or “DarkIris”), a comprehensive technology enterprise engaged in the development, publishing and operating of mobile digital games through various third-party digital storefronts, today announced the release its 2026 letter to shareholders from Mr. Zhifang Hong, Chief Executive Officer and Chairman of Directors of DarkIris.

In the letter, Mr. Hong reflects on the Company’s key achievements in 2025, including its Nasdaq listing and operational progress in its core business. He also announces a major strategic initiative for 2026: the development of an Artificial Intelligence-Generated Content (“AIGC”) platform to drive a dual-engine growth strategy of “core gaming business + artificial intelligence (AI) digital content.”

The full text of the letter follows.

Dear shareholders, partners, and friends of DarkIris,

As we step into 2026, on behalf of DarkIris’s management team, I would like to express my sincere gratitude for your continued trust and support.

2025: A Year of Milestones

2025 marked a significant milestone in the Company’s development. We successfully listed on Nasdaq in August, gaining access to a broader capital platform for future growth. Facing a complex and evolving market environment, the Company steadily advanced its operational plans and continuously optimized its organizational structure and technical capabilities, laying a solid foundation for the next stage of strategic advancement.

2025 Operational Review: Robust Operations and Continuous Optimization

In fiscal year 2025, the Company achieved revenue of US$10.08 million, representing a 27.3% increase from US$ 7.92 million in 2024. This growth was primarily driven by the continued contribution of games launched in 2024 and the successful release of new titles in 2025.

Despite temporary cost pressures from increased promotional spending and higher revenue sharing with third-party platforms, our overall operational quality continued to improve, with core performance metrics maintaining a positive trajectory:

●	Active users base continued to expand, with daily active users (DAUs) and monthly active users (MAUs) rebounding significantly in Q4 following new releases and strengthened operations.

●	Monthly paying users (MPUs) and average revenue per paying user (ARPPU) both increased, reflecting tangible progress in refined operations and improved conversion of mid-to-high-value users.

2026 Strategic Blueprint: Launching the AIGC Business Line to Embrace the Intelligent Era

Building on the solid foundation of our core gaming business in 2025, the Company has decided to officially launch its AIGC film and video content business line, establishing AIGC as one of its core strategic directions for future development.

This business line will focus on AI-driven content creation and production services, covering script and storyboard generation, virtual character and scene production, short-form videos creation and digital content production. It aims to provide efficient, low-marginal-cost solutions for film producers, content platforms, and brand clients.

AIGC represents a deep integration of generative AI technologies, enabling a fully digital production process from scriptwriting and character modeling to short-form and digital content generation. By overcoming the limitations of traditional live-action production in terms of scene, cost, and production cycle, AIGC can significantly enhance production efficiency, visual quality and creative expression.

According to Grand View Research, the global AI applications market in media and entertainment (including film and video) was approximately US$25.98 billion in 2024 and is expected to reach US$99.48 billion by 2030, representing a compound annual growth rate (CAGR) of around 24.2%. Market.us also estimates that the global AI-in-film market will grow from approximately US$1.8 billion in 2024 to US$14 billion in 2033, with a CAGR of roughly 25.7%. These trends indicate that AI technologies are profoundly reshaping the creation, distribution, and consumption models across the content industry.

Against this backdrop, the Company will build a dual-engine -driven growth model of “content + infrastructure” focusing on two main directions:

●	Global Gaming Sector: Utilizing AIGC to enhance game research and development (R&D) efficiency and content quality, while exploring highly intelligent next-generation development methodologies.

●	Global Film and Video Sector: Applying AIGC technologies to enhance content production efficiency and visual appeal, expanding capabilities in short-form and digital content creation.

The Company will continue to experiment and validate these capabilities, transforming them into reusable and scalable industry-grade infrastructure.

Core Engine: Proprietary AIGC Platform

The Company is developing a comprehensive AIGC platform covering script creation, character modeling, and content generation, with key advantages including:

●	Efficiency Improvement: AI-generated images, storyboards, scenes, and character dynamics are expected to improve early-stage art and pre-visualization efficiency by over 90%, significantly shortening project lead times.

●	Cost Optimization: AI-assisted generation of visual effects, rendering, and post-production assets reduces reliance on outsourcing, potentially to cut post-production costs by 50%–70%.

●	Creative Flexibility: The platform supports rapid multi-version and multi-style generation, enhancing the flexibility of content testing and market adaptation.

Upon full deployment, the platform is projected to increase overall video content production efficiency by approximately 60% and reduce labor costs by about 25%, laying the foundation for large-scale production of high-quality video content.

Rationale and Preparation for AIGC Expansion

●	Feasibility: The Company has accumulated mature content production workflows, visual asset management capabilities, and commercialization experience in game R&D and digital content productions, supported by a stable technical team and strong project management expertise.

●	Risk Management: The AI film and video business will operate as an independent business line, with phased investment, project-based validation, and commercialization-first strategies to avoid diverting resources from the core gaming business.

●	Financial Support: Following its listing, the Company maintains healthy cash flow and sufficient financial reserves, enabling robust support for AI content R&D and productization while sustaining investment in its core gaming business.

Team Development and Implementation Plan

●	Team Composition: Core members include AI video experts and senior game producers with experience in building AI platforms, scalable production systems, and commercial operations from the ground up. The team currently consists of 11 members, and it will be structured around a dual-driven structure of “technology R&D + content production” (30% R&D, 70% content production).

●	Implementation Plan: The Alpha version of the platform is expected to be completed for internal testing in Q2 2026, followed by the Beta 1.0 release for trial use by small- and medium-sized production teams in Q3 2026.

We firmly believe that the combination of a top-tier team, a proprietary platform, and deep industry expertise will enable the AIGC business to open a new growth curve for the Company and create sustainable technological and content value for shareholders.

Looking ahead to 2026 and beyond, DarkIris will maintain a long-term perspective, ensuring stable growth in its core gaming business while fully advancing its AIGC strategy. We are committed to delivering richer entertainment experiences to global users, expanding commercial opportunities for partners, and ultimately generating sustainable long-term value for shareholders.

Zhifang Hong

Chief Executive Officer and Chairman of the Board of Directors

DarkIris Inc.

About DarkIris Inc.

DarkIris Inc. is a comprehensive technology enterprise based in Hong Kong, engaged in the development, publishing and operating of mobile digital games through various third-party digital storefronts. The Company conducts its business through its subsidiaries, Quantum Arts Co., Limited and Hongkong Stellar Wisdom Co., Limited. The Company’s activities include game design, programming and graphics, as well as the distribution and operation of mobile games across multiple platforms. DarkIris leverages (i) the innovative, creative and technical expertise of Hong Kong’s gaming industry community, and (ii) the multicultural environment and diverse interests of mobile game players in the regions. The Company’s goal is to create and promote a broader array of engaging, immersive, and captivating mobile game genres for a global audience. The Company is committed to consistently showcasing exceptional strength and unique allure across diverse gaming sectors, leading the way in pioneering advancements within the industry. For more information, please visit the Company’s website: www.darkiris.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performances, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions, the Company’s ability to comply with Nasdaq continued listing standards and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

DarkIris Inc.

Investor Relations Department

Email: dki@darkiris.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1 646-932-7242

Email: investors@ascent-ir.com

A video accompanying this release is available at https://pr.globenewswire.com/FileDownloader/DownloadFile?source=pnr&fileGuid=3ba6cba4-8036-46c2-97c0-235c0fd7f56e

[Video: https: //youtu.be/VCrrosnirJ0?si=K3WQkmWpalCXJ0Ad]

DARKIRIS' AIGC Brand AIDEPTUS Unveils Latest Exploration Results

DARKIRIS' AIGC brand AIDEPTUS has released its latest showcase in the field of AI generative content. The sample reel covers the creation of diverse character archetypes, ranging from realistic to fantastical, demonstrating advancements in AI-driven dynamic visual expression through the integration of technology and narrative. At the same time, the project focuses on maintaining character coherence amidst rapidly shifting visual scenes, seeking to explore new possibilities for AI in narrative content generation.